Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brasil Telecom Participações S.A.

Commission File No.: 001-14477

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

This presentation contains information with respect to (1) the proposed merger (incorporação) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom S.A. (“Brasil Telecom”), (2) the proposed share exchange (incorporação de ações) between Brasil Telecom and Coari Participações S.A., and (3) the proposed merger (incorporação) of Coari Participações S.A. with and into Telemar Norte Leste S.A. (“Telemar”). In connection with the proposed share exchange and mergers, we plan to file with the U.S. Securities and Exchange Commission (the “Commission”) (i) one or more registration statements on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom Holding and Brasil Telecom, as applicable, and (ii) other documents regarding the proposed share exchange and mergers. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed share exchange and mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telemar.

Operator:

Good morning, ladies and gentlemen, thank you for standing by and welcome to Oi’s conference call to discuss the first quarter 2009 results of Oi and its direct and indirect subsidiaries.

This event is also being broadcast simultaneously on the internet, via webcast, which can be accessed on the companies’ IR website: www.oi.com.br/ir, together with the respective presentation and the earnings release.

We would like to inform that during the Company’s presentation, all participants will only be able to listen to the call. We will then begin the Q&A session, when further instructions will be given. In case you need any assistance during the conference, please request the operator’s help by pressing star zero.

This conference call contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause the company’s actual results to differ materially from those in the forward-looking statements. Such statements speak only as of the date they are made, and the Company is under no obligation to update them in light of new information or future developments.

I will now turn the conference over to Mr. Alex Zornig, Investor Relations Officer. Please, Mr. Alex, you may proceed.

Alex Zornig:

Good morning everyone.

Welcome to our first quarter 2009 results conference call.

We would like to remind you that this quarter, the results include consolidated data for Invitel, the holding company of Brasil Telecom Participações, and its subsidiaries. The slides presentation for today’s call is available at Oi’s and Brasil Telecom’s investor relations sites, www.oi.com.br/ir and www.brasiltelecom.com.br/ir

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Joining me in the office, today, are also: Tarso Rebello, Treasurer; Marco Schroeder, Controller’s Officer; Roberto Terziani and his IR team.

Before beginning the analysis, it is important to remind you that to facilitate the comparison among different periods and to better comprehend the company’s results, we are presenting the pro forma figures for the first quarter of 2008, which include the consolidated data for Tele Norte Leste Participações and Brasil Telecom.

In addition, the first quarter 2009 earnings analysis at this time refers exclusively to Tele Norte Leste Participações consolidated data.

On slide 1 we highlight some important achievements made during the first quarter. This quarter was certainly an important milestone for the company, when it was brought to a new operational level.

With the Brasil Telecom’s acquisition concluded in January of this year, we became a nationwide operator for the most competitive services in the sector, we expanded our Revenue Generating Units, or our customer base by 40% and, we boosted our annual net revenue to approximately R$ 30 billion, while EBITDA exceeded R$ 10 billion, consolidating Oi as the largest telecom services company in the country and one of the ten largest private companies in Brazil.

The market acknowledges the scope and importance of this new company and is confident about management’s execution capacity.

On April 16, for example, we placed a bond in the international market amounting to US$ 750 million. The demand for our bond was four times oversubscribed. The cost of 9.625%, with a 9.5% coupon, is lower than some of the most recent placements made by U.S. companies if we exclude the 75 basis-points new issuer risk premium.

But until we consolidate this medium-term goal of becoming a large scale company, we have some challenges to face in the short term, such as: the integration with Brasil Telecom, which already started this quarter, should produce higher revenues and net cost savings for the company only during the second half of the year. As expected, in the first quarter, the costs and expenses prevailed; São Paulo start-up, with the launch of mobile operations in October 2008, still brought a negative impact to the company’s results, a normal outcome in such cases.

But due to its success, we believe that by mid-2010 we will be able to reach the EBITDA break-even.

Moving ahead to the operating results, on slide 2, we can see that at the end of the first quarter of 2009, the company’s Revenue Generating Units reached almost 58 million, of which about 22 million are fixed lines in service, almost 4 million are broadband users and approximately 32 million are mobile customers.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Growth of 10.3 million users in the past 12 months reflects the strong performance of the mobile and fixed broadband segments, with almost 10 million net additions and 600,000 users, respectively.

With the launch of 3G operations, which until the end of the first quarter was focused on selling mini-modems, it has become very important to analyze the fixed broadband services along with additions of 3G mini-modems, which added almost 187,000 users to the base in twelve months.

This way, the increase in broadband clients for the Oi group through ADSL, cable and 3G, amounted to about 795,000, or 24% year over year.

On slide 3, we analyze the performance of the wireless segment, which grew nearly 45% in the past twelve months, exceeding the performance of the Brazilian market, of approximately 22% in the same period.

Considering the net additions in the mobile segment, 2.6 million accounts from the start-up in Region III (São Paulo) in October, 1.4 million comes from Region II, and 5.9 million from Region I, of which 1.0 million results from the acquisition of Amazônia Celular in April, 2008.

By the end of the quarter our domestic market share was of almost 21%, a 3.3 percentage points increase over March 2008.

We were able to maintain the leadership in Region I with a 31% share; Region II market share was up to 15%; and we already account for almost 7% of the São Paulo market after less than six months in operation.

It is important to note that the pre-paid segment has been the main source of growth, responsible for about 90% of the additions in the quarter and 87% of the additions in the 12 month period, making up for 84% of the total client base at the end of March 2009.

Such performance reflects the focus on selling the naked SIM cards, a strategy that result in lower acquisition costs for clients. In addition, the unblocking of handsets and the success of the “Ligadores” campaign contributed to higher sales in the pre-paid segment.

In the post-paid customer base, we again highlight the almost 80% increase in the “Oi Conta Total” plan year-over-year, accounting for net additions in excess of 500,000 in the period.

Moving ahead to the economic and financial results, on slide 4, consolidated gross revenue amounted R$ 11.2 billion, rising almost 8% comparing with the first quarter of 2008.

In the wireline segment, gross revenue amounted to almost R$ 9 billion, 3.6% higher than in the first quarter of 2008.

The wireless segment added R$ 2.3 billion, growing 28.4% compared with the same period of 2008.

In the wireline segment, revenues from network usage and from data communication services more than offset the drop in revenues from local services and public telephones.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

In both cases, there was a negative impact from fixed-to-mobile substitution, derived from the promotions by mobile operators involving bonuses or minute packages for on-net calls.

Growth of about 26% in data services is mainly a result of an increase of almost 55% in ADSL revenues, influenced by the expansion of the average “Oi Velox” user base.

In the wireless segment, Amazônia Celular accounted for about R$ 50 million of the total growth, which equaled R$ 502 million. Amazônia Celular was not consolidated into the figures of the first quarter of 2008, as it was acquired only in April, 2008.

The remaining amount of approximately 450 million Reais reflects a greater average user base in all regions (I, II and III).

The higher number of post-paid users, especially “Oi Conta Total” subscribers, positively influences subscription revenues.

On the other hand, the higher average base in the pre-paid segment resulted in an increase of outgoing calls.

In addition, we must highlight the growth in data and value-added service revenues as a result of growth in the number of Short Messages, 3G data subscription and fees linked to additions to the “Oi Ligadores” campaign.

Consolidated operating expenses are detailed on slide 5, showing growth of R$ 648 million in the last 12 months.

However, in this quarter we had costs that totaled R$ 419 million and makes it difficult the comparison between the two periods, which can be divided into two groups: (1) non-recurring items in the amount of R$ 185 million and R$ 234 million in items that did not exist in the first quarter of 2008.

The first, non-recurring items, refers to, basically: Several consultancies expenses for the purchase of Brasil Telecom; a non-cash impact from the end of deferrals for subsidized handsets sold to post-paid clients, and; expenses related to administrative restructuring and others expenses related to the Brasil Telecom’s integration process.

The non-comparable items resulted from the consolidation of Amazônia Celular starting April; São Paulo mobile start-up in October, and; the standardization of accounting practices used by Oi and BrT.

None of which were recorded in the first quarter of 2008 as they did not exist at that time. Without these items, non recurring and non comparable, consolidated costs would have grown R$ 229 million, or just 5% compared with the first quarter of 2008, mainly resulting from: higher spending on personnel fueled by the impact of the new call center legislation which was in force since December 2008, as well as the integration of the call center at IG; other operating expenses increased due to higher FISTEL fee expenses, as we have a larger customer base, and; spending on third-party services increased driven by higher maintenance expenses, higher commissions due to increased customer base and data processing, and etc.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Slide number 6 shows the Consolidated Adjusted EBITDA resulting from revenues and costs we already discussed, which amounted R$ 2.3 billion, or R$ 208 million lower than that in the first quarter of 2008, with a recurring margin of 31.7% in the quarter.

It must be noted, however, that, from this reduction, about R$ 52 million refers to items that were not part of last year’s figures, such as: the São Paulo start-up and Amazônia Celular; higher provision for bad debts at Brasil Telecom due to the standardization of accounting principles used by Oi, and; additional expenses related to the integration of Brasil Telecom, as detailed on the previous slide.

Without these effects on EBITDA, the reduction would have been 156 million Reais, or 6.0%.

In addition, at Brasil Telecom (holding and operating companies) the adjustment to Oi’s accounting practices resulted in a non-recurring negative impact of R$ 449 million. This amount did not impact the consolidated results of the new Oi given that such adjustments were made on the date that the control was acquired.

Moving to slide 7, we can see other items in the result.

The year-over-year comparison shows net financial expenses higher by R$ 462 million, and depreciation higher by R$ 116 million, basically due to the start of the amortization of the goodwill related to the purchase of BrT.

Both items, combined with the EBITDA reduction previously explained, results in a R$ 553 million reduction in net earnings on year-over-year basis, which totaled R$ 11 million.

Higher net financial expenses in the quarter result mainly from higher average net debt (which we will shortly detail), higher borrowing cost at the end of last year, monetary variations in contingencies and other liabilities such as 3G licenses, as well as the new accounting principle related to swap operations pursuant to Law 11,638.

Slide 8 features the company’s consolidated debt.

By the end of the quarter, Oi’s consolidated total debt amounted to R$ 25.8 billion, R$ 5.3 billion more than in December 2008.

The increase was driven by the consolidation of Brasil Telecom Participações and Invitel’s gross debt, in the amount of R$ 5.9 billion.

Of the total debt, approximately 82% is in local currency, while the rest is in foreign exchange swaps and foreign currency debt.

However, it must be noted that during the first quarter of 2009 the company reduced its total debt exposed to foreign exchange fluctuations, falling from about 7% to 2.2%, making up less than US$ 250 million.

For the quarter, the effective cost of debt including hedging operations was at an annual rate of 11.65% or equivalent to 97% of CDI.

Net debt grew in the quarter by about US$ 9.4 billion, of which US$ 2.5 billion results from the consolidation of Brasil Telecom net debt, in addition to the disbursements made during the quarter, mainly due to the payment for the equity control of Brasil Telecom to Invitel shareholders in the amount of R$ 5.4 billion.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Therefore, the consolidated net debt in March, 2009 was R$ 19.5 billion.

Current net debt equals 1.9 times adjusted Consolidated EBITDA in the last twelve months.

Borrowings made during the second quarter, including the placement of bonds in international markets in the amount of US$ 750 million with a maturity date of 10 years, and debentures in the domestic market, will help to improve the company’s debt profile vis a vis the amortization schedule, as shown at this slide.

On slide 9, the new company’s consolidated CAPEX totaled R$ 905 million, 12% higher than in the same period in 2008.

Of this total, CAPEX for the wireless segment rose sharply, accounting for 42% of the total consolidated CAPEX, from 19% in the first quarter of 2008.

The mobile start-up in São Paulo, which was not part of the CAPEX for the first quarter of 2008, explains much of this increase. At that time, Oi’s mobile operations in São Paulo did not exist yet.

CAPEX for the wireline segment decreased in the quarter when compared to the same year ago given that in the first quarter of last year CAPEX rose to expand broadband.

Consolidated CAPEX accounted for 12% of the consolidated net revenue.

It is important to highlight that, historically, investments made during the first quarter are typically the smallest when compared to all quarters in a year. Thus, we reiterate our CAPEX guidance for 2009 of R$ 5 to R$ 6 billion.

Before we move to the Q&A section, we would like to update you on the status of the integration process with Brasil Telecom.

At the end of April, Oi began introducing the “Oi” brand in Region II by launching the “Ligadores” campaign.

The company aimed to launch the brand in an aggressive offer, showing customer’s that Oi has a different proposition.

This was applied to Oi’s launch in Region I and in São Paulo. We could not be different in the case of Brasil Telecom’s Region.

In addition to the offer, we will have more sales distribution channels, mostly in the small-scale retail segment (such as newsstands and pharmacies) and a minimum recharge amount of R$ 1 instead of R$ 5 currently available at Brasil Telecom.

The company’s strategy is to gradually migrate Brasil Telecom’s whole portfolio of retail services to “Oi” offers.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

As per the corporate segment, we finalize the first step of the integration process of the product’s portfolio, as well as the distribution channels of both companies, focusing on the commercial integration, with new policies, in addition to new pricing and offers.

As a result, we are already working on a unique approach to the national conglomerates, maximizing the appeal of Oi’s offers in the market. This means that the company is more competitive and can be more aggressive in its offers, which will help us to consolidate as the leader in this segment, including Region II.

Following the initial quick-wins and implementation of a unified corporate structure, we continue working to implement a single management model, have a single Centralized Center for Administrative Services, unify the network’s operating and maintenance model, as well as converging the director plan on technology.

Besides that, we are awaiting formal approval from the CVM in order to launch the mandatory tender offers. We expect to have it concluded by mid-June. After the tender offer, we will begin to streamline Oi’s corporate structure with the corporate consolidation of the involved companies. We expect to conclude this process by the end of this year.

Now let’s finally move to your questions. Thank you very much.

Peter Lyons, Oscar Gruss:

Hi, guys. My question is regarding the R$ 185 million non-recurring operating expenses you mentioned. I believe R$ 114 million of that is due to the handset deferral termination. If you could just give us a breakdown of the remaining R$ 71 million of these non-recurring expenses, just so we have an idea looking forward how operating expenses might evolve. Thank you.

Alex Zornig:

Yes, Peter. R$ 30 million relates to personnel expenses, it means the costs we had to lay off people, and R$ 45 million roughly is expenses relating to consulting and lawyers, things like that, regarding the acquisition of Brasil Telecom.

Peter Lyons:

Now I am assuming some of these issues will not completely go away in the 2Q, but maybe in the 3Q?

Alex Zornig:

I think you are right. In the 3Q we will not have any more, not material expense relating to the merger with Brasil Telecom. But in the 2Q you are right, we are going to have some of these expenses already yet.

Peter Lyons:

OK. And my second question is with regards to the taxes and discounts as a percent of gross revenue. I noticed a really substantial increase over the 4Q08 and the 1Q08 on a pro-forma basis. If you could just give us an idea what is going into that increase at the top line before net revenues.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Alex Zornig:

Yes. It is mainly discounts on broadband on Region 2 that made that to increase the discounts, and a little bit from Region 3 in São Paulo.

Peter Lyons:

OK. Very good. Thank you, guys.

Henry Cobb, Nevsky:

Hi there. Thanks very much for the call. Could you just run through the treatment of the goodwill, arising on the deal, is it R$ 9.54 billion of goodwill? And how long are you amortizing that over for the P&L, and how long are you amortizing it for the fiscal accounts?

Alex Zornig:

OK, Henry. So far the amount we reached is R$ 9.8 billion. And for accounting wise we are going to amortize in 17 years, which is the period of the concession we have. For tax wise, we are going to amortize in 10 years.

Henry Cobb:

OK. And will that R$ 9.8 billion increase when you do the mandatory tender offer?

Alex Zornig:

I do not think so because we almost finalized the appraisal of Brasil Telecom. And all the big adjustments we made already to the goodwill. We do not believe this number will change dramatically.

Henry Cobb:

OK. And next question, just on the existing, former TNE mobile business, Oi, not the Brasil Telecom part. There are two dramatic shifts. One is that the acquisition costs, or handset subsidies and marketing expenses, has exploded for the first time. So are you going away from the naked SIM strategy in São Paulo?

Are you also giving away handsets and that kind of thing? And also the free minutes has really hurt your cost of service which moved up to about 22% of sales. So what strategies, on-net strategies, are you launching to try and control that off-net cost?

Alex Zornig:

Yes. Regarding São Paulo, the question regarding São Paulo, the naked chip we will continue using the same strategy in São Paulo the way we are using in other regions. This R$ 114 million of handset subsidies relates to Region 1 alone, because we are just equalizing the same criteria we have for Region 2. So we are in line with Region 2 now.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

And the expense, sales expense went up because we are rebranding Oi in the Region 2. So we are rebuilding some of the sales channels we have. And also, because we are in the start-up phase in São Paulo, of course, we are giving a little bit more commission to our sales partners than in a standard way when we have the São Paulo already established. And the naked SIM card is a Country wide strategy.

Henry Cobb:

OK. And very lastly, of the R$ 5 billion or R$ 6 billion CAPEX that you mentioned, what would be the split between mobile and fixed?

Alex Zornig:

Hold on. Let me get it here. For the year, the mobile is 42%. And for the fixed line is 58%.

Henry Cobb:

OK. And given your comments in the investor release about boosting up free cash flow to de-level back to down 2x net debt to EBITDA, is there a downside risk to that CAPEX, if the economy is slow? And what would be a rough idea for 2010 budget?

Alex Zornig:

Well we do not think that the CAPEX for 2009 will decrease. We still believe we are going to reach between R$ 5 billion to R$ 6 billion. But I would say we are much closer to R$ 5 billion than to R$ 6 billion. Why? Because we are building, we are improving the quality of the infrastructure in Region 2, so we need to complete that for us to be able to continue growing in 2010.

For 2010, we did not prepare the budget yet. But for sure, we do not think it will be the same R$ 5 billion to R$ 6 billion. It will be a little bit lower than what we spend this year. The only difference and it is important to mention is that this R$ 5 billion CAPEX, the purchasing power is higher than if we spent R$ 5 billion last year, because with the new Company, and because of the economic crisis that help us in this situation we are able to acquire more, paying the same amount we paid last year.

Henry Cobb:

OK. And last two questions. Is there any progress on a dividend policy? I think that is it actually.

Alex Zornig:

No progress.

Henry Cobb:

OK.

Alex Zornig:

I am sorry. I am not going to lie to you.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Henry Cobb:

OK. Thanks very much, indeed.

Valder Nogueira, Itaú:

Alex, just following up on the goodwill question. The change in the shareholder equity of Brasil Telecom that you promoted this quarter, does it increase the amount of goodwill that you will amortize?

Alex Zornig:

Can you repeat? Sorry, Valder.

Valder Nogueira:

OK. You took a provision on this network of Brasil Telecom this quarter, or maybe retroactive to last year, does it increase the amount of goodwill that you will amortize arising from this acquisition?

Alex Zornig:

It is already in this amount that I explained to your colleague before.

Valder Nogueira:

OK. Thanks.

Peter Lyons, Oscar Gruss:

Hi, guys. Just a follow-up question on the selling expenses at BrTP. You guys mentioned that there really was not much in the 1Q in terms of selling activity at BrTP. Yet when I look at the income statement of BrTP, we see that selling expenses increased to R$ 417 million in the 1Q over R$ 285 million in the 4Q. So if you could just explain to me what the selling expenses are going to, and what P&L is spending in Region 2 and how that should look going forward.

Alex Zornig:

Yes. What is the strategy we used in the 1Q for Region 2? The strategy was we are out of the media in Region 2 because we launched one week ago, the new brand, we re-brand Brasil Telecom brand to Oi. But besides that, the sales strategy and policies in Region 2 were completely different the way we deal in the other two regions. So these expenses are the expenses building up the sales platform for us to be able now to launch the new brand, the new strategy, the new policies that we are going to do in the next three quarters.

Peter Lyons:

OK.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Alex Zornig:

Also, there was an increase on the bad debt provision on the mobile, because, I do not know if you read one of our press releases regarding the adjustment, the equalizations of accounting principles between Oi and Brasil Telecom.

Peter Lyons:

Right.

Alex Zornig:

Therefore, we increased a little the PDD, or the provision for bad debt on Brasil Telecom in order to be in comply with Oi’s accounting policy. So that is another reason for the increase on sales expenses.

Peter Lyons:

Got it. So looking forward, we can expect a similar sales level relative to operating revenue in Region 2?

Alex Zornig:

Yes.

Peter Lyons:

OK. Great. Thank you, guys.

Henry Cobb, Nevsky:

Hi there. Could you give us a bit of an update on the synergy targets that you mentioned after the 4Q call?

Alex Zornig:

Well. I mentioned R$ 600 million, if I am not wrong, in that call, and I said that this is already net of the expenses, because in order for us to save expenses, you need to spend before to save after. We are in line with that expectation and it is important to mention that this R$ 600 million is for the whole year. And also, as I explained in the other call, we spent the first four, five months in the year in order to get the savings. We expect to get the savings in the following seven months of the year.

Henry Cobb:

OK. And, very lastly, on the mobile segment, the low tax benefit, you had some very strong improvements in EBITDA margins over the last, I do not know, eight quarters, and obviously, with the São Paulo launch that has taken a big hit. How quickly do you expect it to get back towards the high 20s?

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Alex Zornig:

I think beginning of next year, São Paulo being breakeven and we believe that is where we are going to be there.

Henry Cobb:

OK. Thank you, very much.

Vera Trojan, Wellington Management:

Yes. My question is to get some clarity on the statement you made at the end of your presentation, when you said you wanted to streamline Oi’s corporate structure by yearend. Could you explain what you mean by that, and does that extend to looking at your various share classes as well?

Alex Zornig:

OK. As you know, Vera, we have a tender offer that will be due by middle of June, and therefore, after that we are going to restructure the Brasil Telecom companies. We have several companies between Telemar and TNL2, the operating company of Brasil Telecom, so we are going to merge several companies in order to reduce the layers of companies of that. After this tender offer we are going to make the structure much simpler and we expect to finalize everything by end of December this year. Did I answer you?

Vera Trojan:

Yes. But again, maybe you could give some detail as to what you mean by getting rid of different layers, and how the corporate structure will look when you are done, and what will be the listed share?

Alex Zornig:

OK. At the end of day, we are going to have TMAR holding 100% of Brasil Telecom operating company shares, and TMAR will be listed in New York Stock Exchange. So that is the goal we are going to reach. Today, TMAR is not listed in New York, and several layers, we have I think six layers up from TMAR to reach Brasil Telecom operating company.

So what we are going to do, we are going to merger these several holding companies. These all pure holding companies, there is nothing there. And then we are going to list TMAR shares and TMAR will have 100% stake in Brasil Telecom operation.

Vera Trojan:

OK. Thank you.

Peter Lyons, Oscar Gruss:

Hi, guys. My last question is regarding, I guess, the decision by Anatel expected regarding the 2.5 GHz spectrum, and whether or not they will renew the MMDS licenses. If you could

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

just give us an idea of where you guys stand in terms of how you think this spectrum should be allocated, and what we might expect over the next couple years in terms of the spectrum requirements for increasing 3G services and everything along those lines? Thank you.

Alex Zornig:

Peter, this is very technical for me. I am going to pass your question to my colleague, Flávia. She is from the regulatory area, and she will answer you.

Peter Lyons:

Great. Thank you.

Flávia:

Hi, Peter. We expect Anatel to bid the Wi-Fi business was stopped a year and a half ago, but that is the only thing we are expecting for this year and it is not sure, so…

Peter Lyons:

For WiMAX.

Flávia:

Yes, for WiMAX, yes, which is for the…

Peter Lyons:

Now, if there is an auction, are you guys interested in participating for WiMAX?

Flávia:

We are not sure that there is going to be the auction.

Peter Lyons:

You are not sure?

Flávia:

Yeah, but it is in the agenda. So, it might come. We are expecting it to come to Anatel’s agenda this year. And if it is open, of course, we are going to think about it and see the terms and how to participate.

Peter Lyons:

OK. Thank you, very much.

Henry Cobb, Nevsky:

Hi, just following up on the restructuring. You mentioned you will be looking to list Telemar shares. Are you are referring to the TMAR3 and TMAR5 equivalents in the United States?

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Alex Zornig:

Just TMAR5.

Henry Cobb:

Just TMAR5?

Alex Zornig:

Yes.

Henry Cobb:

OK. And will that be new shares or existing shares?

Alex Zornig:

Both.

Henry Cobb:

So you would be raising finance?

Tarso Rebello Dias:

Because of the mergers, BrT old shareholders are going to be swapped through TMAR shares. In that process, we are going to have to offer TMAR5 shares to all existing BrT shareholders. So that is why we need to list TMAR and to offer new shares.

Henry Cobb:

OK. This refers to the exchange ratios that were announced last year?

Tarso Rebello Dias:

Exactly. Because remember that we bought part of the shares by cash, but part of the preferred shares were not paid in cash, so they are going to be swapped to TMAR shares.

Henry Cobb:

And so those new TMAR5 from the exchange ratio of the former BRT3 that will be listed in the United States?

Tarso Rebello Dias:

Yes.

Conference Call Transcript 1Q09 Results Oi (TNLP4 BZ) May 15th, 2009

Henry Cobb:

And what is the advantage of having a dual listing of both TMAR and TNLP in the United States?

Tarso Rebello Dias:

This is not an option. I mean, we need to have TMAR listed because BrT, the two companies are currently listed. So because they are going to be 100% incorporated, these shares, we need to offer the same rights to existing shareholders. So that is why we need to list TMAR. And, I mean, the two companies are going to survive, I mean TNE and TMAR. So that is why we are going to have both companies listed.

Henry Cobb:

Are there any plans to collect the TMAR TNLP structure at some stage?

Tarso Rebello Dias:

No. Not at the moment.

Henry Cobb:

Thank you, very much, indeed.

Operator:

Since there seems to be no further questions, I would like to turn the floor over to Mr. Alex Zornig for his final remarks.

Alex Zornig:

Thank you. Before closing this call, I would like to emphasize our main goals for this year. First, the integration of the two companies Oi and Brasil Telecom, and it is not just in the cost side, we are currently rebranding process in the Region 2. The goal is to reach-launch the products and step-up to the end of the year. As I already mentioned, the first product that was launched recently was the Ligadores offer before Mother’s Day here in Brazil. So far, we sold 400,000 new phones in the Region 2 with the brand Oi. We are talking about 10 days.

Second, the continuation of growth, especially having the mobile and broadband as the main drivers. And third, focus on cash generation aiming to reduce our leverage ratios. Once more, I would like to thank you for attending this conference call. Our IR team is at your disposal for further clarification. Feel free to contact us. Have a good day.

Operator:

This concludes Oi’s conference call. You may now disconnect and have a good day.

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